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July 10, 2020

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re: Virtus Equity Trust

File Nos. 002-16590 and 811-00945

Schedule 14A Proxy Statement

Dear Ms. Dubey:

Thank you for your additional telephonic comment on July 10, 2020, regarding the above-referenced Schedule 14A filing for Virtus Equity Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2020. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations for such comments, as requested. These changes will be reflected in a Definitive Schedule 14A filed concurrently with this letter.

Comment 1.	It appears that your response to Comment 1 from our first conversation was inserted into the section entitled “Information about VIA” rather than the section entitled “Information about Kayne Anderson Rudnick Investment Management, LLC,” which led you to not include the disclosures required by Item 22(c)(10) of Schedule 14A with respect to the Virtus KAR Global Quality Dividend Fund for Kayne Anderson Rudnick Investment Management, LLC. In addition to this, the Staff notes that the requirement to list the fee payable by the similar fund is to list the rate rather than the dollar amount.

Response 1.	We have added the requested disclosure to the “Information about Kayne Anderson Rudnick Investment Management, LLC” section and fixed the disclosure in the “Information about VIA” section.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Ralph Summa

Holly van den Toorn

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